Exhibit 16.1
May 21, 2007
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Helen of Troy Limited and, under the date of May 14, 2007, we reported on the consolidated financial statements of Helen of Troy Limited and subsidiaries as of and for the years ended February 28, 2007 and 2006, management’s assessment of the effectiveness of internal control over financial reporting as of February 28, 2007 and the effectiveness of internal control over financial reporting as of February 28, 2007. On May 15, 2007, we resigned. We have read Helen of Troy Limited’s statements included under Item 4.01(a) of its Form 8-K dated May 15, 2007, and we agree with such statements except we are not in a position to agree or disagree with the Company’s statements in the first, second, fourth, seventh and eighth sentences in the first paragraph.
Very truly yours,
/s/ KPMG LLP